Filed Pursuant to Rule 433
Registration No. 333-147990
March 25, 2008
ENERGY TRANSFER PARTNERS, L.P.
6.000% Senior Notes due 2013
6.700% Senior Notes due 2018
7.500% Senior Notes due 2038
The following information supplements the Preliminary Prospectus Supplement dated March 25, 2008, and is filed pursuant to Rule 433, under Registration No. 333-147990

Issuer:	Energy Transfer Partners, L.P.

Security Type:	Senior Unsecured Notes

Expected Ratings (Moody’s / S&P / Fitch):	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)

Minimum Denomination:	$1,000

Pricing Date:	March 25, 2008

Settlement Date:	March 28, 2008

Maturity Date:	Notes due 2013: July 1, 2013
Notes due 2018: July 1, 2018
Notes due 2038: July 1, 2038

Principal Amount:	Notes due 2013: $350,000,000
Notes due 2018: $600,000,000
Notes due 2038: $550,000,000

Benchmark:	Notes due 2013: 2.75% due February 28, 2013
Notes due 2018: 3.50% due February 15, 2018
Notes due 2038: 5.00% due May 15, 2037

Benchmark Yield:	Notes due 2013: 2.595%
Notes due 2018: 3.492%
Notes due 2038: 4.290%

Re-offer Spread to Benchmark:	Notes due 2013: + 345 bps
Notes due 2018: + 325 bps
Notes due 2038: + 330 bps

Yield to Maturity:	Notes due 2013: 6.045%
Notes due 2018: 6.742%
Notes due 2038: 7.590%

Coupon:	Notes due 2013: 6.000%
Notes due 2018: 6.700%
Notes due 2038: 7.500%

Public Offering Price:	Notes due 2013: 99.811%
Notes due 2018: 99.706%
Notes due 2038: 98.956%

Optional Redemption:	Make whole call Notes due 2013: T + 50 bps
Make whole call Notes due 2018: T + 50 bps
Make whole call Notes due 2038: T + 50 bps

Interest Payment Dates:	January 1 and July 1, beginning July 1, 2008

CUSIP / ISIN:	Notes due 2013: 29273RAG4 / US29273RAG48
Notes due 2018: 29273RAH2 / US29273RAH21
Notes due 2038: 29273RAJ8 / US29273RAJ86

Joint Bookrunning Managers:	Wachovia Capital Markets, LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
UBS Securities LLC

Co-Managers:	Banc of America Securities LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated
Greenwich Capital Markets, Inc.
Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling toll-free Wachovia Capital Markets, LLC at (800) 326-5897, Credit Suisse Securities (USA) LLC at (800) 221-1037, J.P. Morgan Securities Inc. collect at (212) 834-4533, or UBS Securities LLC at (877) 827-6444, ext. 561 3884.
Use of Proceeds
We expect to receive net proceeds of approximately $1.48 billion from the sale of the notes we are offering, after deducting underwriting discounts and commissions and other expenses associated with the offering.
Capitalization
The following table sets forth our consolidated cash and capitalization as of December 31, 2007 (1) on an actual basis, (2) on an adjusted basis to give effect to the $500 million term loan credit facility entered into on February 5, 2008 to pay down amounts outstanding under the ETP Credit Facility and for general corporate purposes and (3) on a pro forma basis to give effect to the public offering of the notes made pursuant to the prospectus supplement and the application of the net proceeds therefrom, as if each of these transactions had occurred on December 31, 2007. The actual information in the table is derived from and should be read in conjunction with our historical financial statements, including the accompanying notes, included in the exhibits to our Current Report on Form 8-K filed on March 19, 2008, which is incorporated by reference in the prospectus supplement and the accompanying prospectus.

	December 31, 2007
	Actual	Adjusted	Pro Forma
	(in thousands)
Cash and cash equivalents	$56,467	$56,467	$56,467

Debt, including current maturities:
Debt of Energy Transfer Partners:
5.650% Senior Notes due 2012	$399,712	$399,712	$399,712
5.950% Senior Notes due 2015	748,267	748,267	748,267
6.125% Senior Notes due 2017	399,678	399,678	399,678
6.625% Senior Notes due 2036	397,769	397,769	397,769
ETP Revolving Credit Facility (other than swingline loan)	1,353,000	1,126,948	146,627
Swingline loan	273,948	—	—
364-day term loan credit facility	—	500,000	—
2013 notes offered hereby	—	—	350,000
2018 notes offered hereby	—	—	600,000
2038 notes offered hereby	—	—	550,000
Debt of our Subsidiaries:
HOLP senior secured notes	223,359	223,359	223,359
HOLP Credit Facility	15,000	15,000	15,000
Other HOLP long-term debt	14,345	14,345	14,345
Transwestern 5.39% Notes due 2014	92,077	92,077	92,077
Transwestern 5.54% Notes due 2016	120,145	120,145	120,145
Transwestern 5.64% Notes due 2017	82,000	82,000	82,000
Transwestern 5.89% Notes due 2022	150,000	150,000	150,000
Transwestern 6.16% Notes due 2037	75,000	75,000	75,000
Total debt	4,344,300	4,344,300	4,363,979

Less current maturities	(47,036)	(547,036)	(47,036)

Long-term debt, less current maturities	4,297,264	3,797,264	4,316,943

Total partners’ capital	3,379,191	3,379,191	3,379,191

Total capitalization	$7,676,455	$7,176,455	$7,696,134

Ranking
As of December 31, 2007, after giving effect to this offering and the use of net proceeds therefrom, Energy Transfer Partners, L.P., excluding its subsidiaries, would have had $3.59 billion of indebtedness, all of which would have been unsecured, unsubordinated indebtedness consisting entirely of the notes offered hereby, Energy Transfer’s 5.65% Senior Notes due 2012, 5.95% Senior Notes due 2015, 6.125% Senior Notes due 2017 and 6.625% Senior Notes due 2036 and Energy Transfer’s obligations under its credit agreement.